Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

August 31, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/ Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules, USP in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc. (Stock Code: RDY)

         NSE IFSC Ltd. (Stock Code: DRREDDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's Laboratories announces the launch of
Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules, USP
in the U.S. Market

Hyderabad, India, August 31, 2021	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. August 31, 2021 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules USP, 5 mg/2.5 mg, a therapeutic equivalent generic version of Librax® (chlordiazepoxide hydrochloride and clidinium bromide) approved by the U.S. Food and Drug Administration (USFDA).

The Librax® brand and generic market had U.S. sales of approximately $105.9 million MAT for the most recent twelve months ending in July 2021 according to IQVIA Health*.

Dr. Reddy’s Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules, USP are available in one strength of 5 mg/2.5 mg capsules in bottle count sizes of 100.

Please click here for full prescribing information including boxed warning: https://www.drreddys.com/pil/Chlordiazepoxide-Hyd-Clidinium-Bromid-Cap_Outsert-v_5-PI.pdf

WARNING: RISKS FROM CONCOMITANT USE WITH OPIOIDS; ABUSE,

MISUSE, AND ADDICTION; and DEPENDENCE AND WITHDRAWAL REACTIONS

•     Concomitant use of benzodiazepines and opioids may result in profound sedation, respiratory depression, coma, and death. Reserve concomitant prescribing of these drugs in patients for whom alternative treatment options are inadequate. Limit dosages and durations to the minimum required. Follow patients for signs and symptoms of respiratory depression and sedation (see WARNINGS and PRECAUTIONS and PRECAUTIONS, Drug Interactions).

•     The use of benzodiazepines, including chlodiazepoxide hydrochloride, a component of Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules, exposes users to risks of abuse, misuse, and addiction, which can lead to overdose or death. Abuse and misuse of benzodiazepines commonly involve concomitant use of other medications, alcohol, and/or illicit substances, which is associated with an increased frequency of serious adverse outcomes. Before prescribing Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules and throughout treatment, assess each patient’s risk for abuse, misuse, and addiction (see WARNINGS).

•     The continued use of benzodiazepines, including Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules, may lead to clinically significant physical dependence. The risks of dependence and withdrawal increase with longer treatment duration and higher daily dose. Abrupt discontinuation or rapid dosage reduction of Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules after continued use may precipitate acute withdrawal reactions, which can be life-threatening. To reduce the risk of withdrawal reactions, use a gradual taper to discontinue Chlordiazepoxide Hydrochloride and Clidinium Bromide Capsules or reduce the dosage (see WARNINGS and DOSAGE AND ADMINISTRATION).

Librax is a trademark owned or licensed by Bausch Health US LLC *IQVIA Retail and Non-Retail MAT July 2021

RDY-0721-362

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.